Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 20, 2017

Relating to Preliminary Prospectus Supplement dated April 20, 2017

Registration Statement No. 333-199219

Onconova Corporate Update April 2017 Nasdaq: ONTX

This presentation contains forward-looking statements about Onconova Therapeutics, Inc. based on management’s current expectations which are subject to known and unknown uncertainties and risks. Onconova has attempted to identify forward-looking statements by terminology including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “should," "approximately" or other words that convey uncertainty of future events or outcomes. Our actual results could differ materially from those discussed due to a number of factors, including, but not limited to, our ability to raise additional financing on favorable terms, the success of our clinical trials and our ability to obtain regulatory approvals and other risk factors outlined in our annual and quarterly reports filed with the Securities and Exchange Commission. We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward-looking statements, whether written or oral, that may be made from time to time, as a result of new information, future events or otherwise except as required by law. Pg. 2 April 2017 FORWARD LOOKING STATEMENTS

Founded-1998; IPO-2013 (Nasdaq: ONTX) Focused on Myelodysplastic Syndromes (MDS) Lead clinical candidate: rigosertib Targets RAS effector pathways (Cell, 2016) Two formulations (IV & Oral) 1,200+ patients treated to date in clinical trials for MDS and other conditions Broad pipeline with several pre-clinical stage drug candidates Partnership with SymBio (Tokyo, Japan) to develop and commercialize rigosertib in Japan and Korea Additional partnerships sought For additional details, please refer to Onconova’s public filings ONCONOVA AT A GLANCE Pg. 3 April 2017

Onconova founded in 1998; public since 2013 Ticker Nasdaq ONTX Stock information 6.76 million shares* Public float 79% 52 week range $2.11-8.17 Average daily volume 85,000 Ownership Tyndall, Tavistock, Sabby, Shire; insiders including management Analyst coverage LifeSci Capital; Maxim; SeeThru Equity; Van Leeuwenhoeck Research Debt 0 Liquidity $ 17.4 million gross proceeds from rights offering in July 2016 Cash and cash equivalent of $21.4 million* Burn-rate $5.4 million for Q4-2016 Partnerships Rigosertib is partnered with SymBio Pharmaceuticals in Japan/Korea Onconova retains rights to the rest of the world *As per YE 2016 financials FINANCIAL DETAILS Pg. 4 April 2017

Targeting underserved and growing market in Myelodysplastic Syndromes (MDS) >10,000 patients diagnosed annually in the U.S. No new approved treatments in over 10 years Phase 3 Trial (INSPIRE) is underway on four continents for second line higher risk MDS Patents & orphan designation for MDS in the US, Europe and Japan Rigosertib partnered with SymBio in Japan/Korea Designing Phase 3 trial for Oral rigosertib, in combination with azacitidine, targeting larger first-line patient population for higher risk MDS Funded to deliver key 2017 milestones Oral combination Phase 2 ready to enter Phase 3 trial in 2017 targeting larger patient population INSPIRE (IV) Phase 3 interim analysis 2017; top-line data 2018 Pipeline assets beyond rigosertib for partnerships ONCONOVA HIGHLIGHTS Pg. 5 March 2017

ONCONOVA CANCER PRODUCT PIPELINE

Program	Partnership	Indication	Preclinical / Phase 1 / Phase 2 / Phase 3 / NDA/MAA	
Single-agent IV rigosertib	Partnered with SymBio in Japan/Korea*	2nd-line Higher-risk (HR-MDS)	INSPIRE Phase 3 Trial; interim analysis expected in 2017	Key Focus
Oral rigosertib + azacitidine		1st-line Higher-risk (HR-MDS)	End of Phase 2 Meeting with FDA conducted, Phase 2 expansion underway	

Global & regional partnership opportunities

Program	Indication	Stage	Targeting
IV Briciclib	Solid tumors	Phase 1 Trial**	eIF4E targeting
ON 123300	CDK4/6 overactive tumors	Pre-IND Stage	ARK5+CDK4/6 targeting

*Onconova retains rights elsewhere, including USA

**Trial on clinical hold following a drug product testing failure; pending partnering and manufacturing of new clinical trial material (CTM)

April 2017 Pg. 6

Rigosertib is believed to block downstream signaling by RAS effectors including PI3K and RAF by binding to Ras Binding Domain (RBD) found in many effector proteins Published in Cell, 2016 Rigosertib Rigosertib Rigosertib bound to Ras Binding Domain NOVEL MECHANISM OF ACTION Pg. 7 April 2017

AML PRCA MDS AA LGL MPN PNH 1Young NS. Ann Intern Med. 2002;136:534-546. Slide credit: clinicaloptions.com MDS has overlap with other hematological disorders A spectrum of risk, from low to very high, measured by IPSS-R scores. US prevalence estimate is 59,000; 18,000 have higher risk MDS Treatment options limited to hypomethylating agents (HMAs) Vidaza (Celgene); Dacogen (Eisai/J&J) Both approved a decade ago MDS, a malignant hematopoietic stem cell disorder is characterized by:[1] Bone marrow failure Cytopenias 30% of patients to progress to AML MDS OVERLAPS WITH OTHER DISEASES Pg. 8 April 2017

Higher-risk (~22%, 13.1K patients in 2014) Treated with BMT (15%, ~2.0K patients) HMA non-responders (65%, ~7K patients) HMA relapsers (35%, ~3.7K patients) Ineligible# (25%, ~1.0K patients) Eligible for clinical trial (75%, ~3.2K patients) Eligible for 2nd-line drug (75%, >5K patients) Ineligible# (25%, ~2K patients) BSC (5%, ~0.6K patients) Treated with HMAs (80%, ~10.5K patients) Total diagnosed MDS (~59K patients in 2014) Rigosertib is being developed for 2nd-line patients (INSPIRE Phase 3 trial) And for 1st-line patients, in combination with Azacitidine, the current standard of care 2nd-line drug 1st-line drug RIGOSERTIB IN HIGHER-RISK MDS Pg. 9 April 2017

Statistical analysis: two analyses planned Power 0.80; Target HR < 0.625; (reduce mortality by > 37.5%) for ITT = 0.04; for IPSS-R VHR = 0.01 Dual primary endpoints: Overall survival in ITT population or IPSS-R Very High Risk Exploratory genomic sequencing of patient samples Commentary on new trial in recent publication: Emilio P Alessandrino, Matteo G Della Porta. Novel trial designs for high-risk myelodysplastic syndromes; The Lancet Oncology 2016 (17): 410–412 Post-HMA HR-MDS (N=225) Key Eligibility Criteria: - Failed HMA < 9 months or < 9 cycles* DoT < 82 years of age Last HMA within 6 months Randomization 2:1 IV rigosertib + BSC N = 150 Overall Survival Interim analysis (88 death events) Intent-to-treat analysis (176 death events) Follow-up Physician’s Choice + BSC N = 75 INSPIRE: GLOBAL PHASE 3 TRIAL Pg. 10 *9 cycles within 12 months of starting treatment April 2017

PATIENT POPULATION FOR PHASE 3 INSPIRE TRIAL

Data from ONTIME paper* published in *Lancet Oncology*

ITT for ONTIME Trial


299 Patients
Medians:
RIG 8.2 mo
BSC 5.9 mo
Stratified log-rank P = 0.33
HR = 0.87 (95% CI: 0.67-1.14)
Overall Survival (%)
Months from Randomization
RIG
BSC
At risk
RIG 199 157 114 86 52 29 11 7 4 3 1
BSC 100 71 47 35 19 14 8 3 2 1

Subpopulation for INSPIRE Trial (ONTIME subset)


131 Patients
Censored Median
Rigosertib 17% 7.9
BSC 10% 4.1
Log-rank p = 0.0008
HR = 0.51 (95% CI: 0.34-0.76)
Overall Survival (%)
Months from Randomization
Rigosertib
BSC
At risk:
Rigosertib 89 76 53 37 24 16 6 3 2 1 1
BSC 42 27 16 11 4 2

ITT OS analysis of ONTIME – HR= 0.87; NS survival benefit
ITT OS of proposed INSPIRE population – HR = 0.51; P = 0.0008

*Guillermo Garcia-Manero, Pierre Fenaux, Aref Al-Kali, Maria R Baer, Mikkael A Sekeres, Gail J Roboz, et al. Rigosertib versus best supportive care for patients with higher-risk myelodysplastic syndromes after failure of hypomethylating drugs (ONTIME): a randomised, controlled, Phase 3 trial; *The Lancet Oncology* 2016 (17): 496–508

April 2017 Pg. 11

GLOBAL INSPIRE TRIAL PROGRESS

*The **IN**ternational **S**tudy of **P**hase III **I**V **R**igos**E**rtib, or INSPIRE, designed following feedback from the U.S. Food and Drug Administration and European Medicines Agency and derives from findings of the ONTIME Phase 3 trial. Our partner SymBio is enrolling in Japan after discussions with the PMDA.*

225 patients to be enrolled

- **Target: 174 sites selected in 19 countries on 4 continents**
  - **Currently ~150 sites activated in 16 countries by Onconova**
  - **33 sites in Japan activated by partner SymBio**


INSPIRE 04-30 Trial
ENROLLING
OPEN
PLANNED

As of February 1, 2017

Latest guidance (March 27 analyst call):

- **Interim analysis on track for H2-2017**
- **Enrollment rate indicating full accrual in Q1-2018**
- **Top-line analysis in 2018**

April 2017 Pg. 12

INSPIRE: Key Opinion Leaders Participating in the Phase 3 Trial Pg. 13 Sites in USA Maria R. Baer, MD - University of Maryland Greenebaum Cancer Center, Baltimore Robert H. Collins, Jr., MD, FACP - University of Texas Southwestern Medical Center, Dallas Guillermo Garcia-Manero, MD - University of Texas MD Anderson Cancer Center, Houston* Lucy Godley, MD, PhD - University of Chicago Comprehensive Cancer Center, Chicago Aref Al-Kali, MD – Mayo Clinic Rochester, Minnesota Gail J. Roboz, MD - Weill Medical College of Cornell University New York Presbyterian Hospital, New York Bart Scott, MD – Fred Hutch Cancer Center, Seattle, Washington Jamile Shammo, MD - Rush University Medical Center, Chicago Lewis R. Silverman, MD - Icahn School of Medicine at Mount Sinai, New York** Selina Luger, MD - University of Pennsylvania Cancer Center, Philadelphia Rafael Bejar, MD, PhD - Moores Cancer Center at the University of California, San Diego Christopher R. Cogle, MD - University of Florida Shands Hospital, Gainesville Azra Raza, MD - Columbia University Medical Center, New York Sites in Europe, Israel and Australia Pierre Fenaux, MD, PhD - Hôpital St Louis/ Université Paris, France Norbert Vey, MD - Institut Paoli- Calmettes, Marseille, France Aristotle Giagounidis, MD, PhD - St. Johannes Hospital Heinrich-Heine Universität, Duisburg, Germany Detlef Haase, MD, PhD - Georg-August- Universität Göttingen, Göttingen, Germany Uwe Platzbecker, MD - Universitätsklinikum Carl Gustav Carus, Dresden, Germany Valeria Santini, MD - University of Florence Azienda OSP Careggi, Florence, Italy María Díez-Campelo, MD, PhD - Hospital Universitario de Salamanca, Salamanca, Spain Guillermo F. Sanz, MD - Hospital Universitario La Fe, Valencia, Spain Jaroslav Cermák, MD, PhD - Institute of Hematology and Blood Transfusion, Prague, Czech Republic Eva Hellstrom-Lindberg, MD, PhD - Karolinska Institutet, Karolinska, Sweden Ghulam J. Mufti, DM, FRCP, FRCPath - King’s College London & King’s College Hospital, London, UK Moshe Mittelman, MD - Tel-Aviv Sourasky Medical Center, Tel-Aviv, Israel Michael Pfeilstöcker, MD - Hanusch Hospital Medical Univ of Vienna, Vienna, Austria Jake Shortt, MD – Monash Health, Monash Medical Centre, Melbourne, Victoria, Australia Arjan A. van de Loosdrecht, MD, PhD - Vrije Universiteit Medical Center, Amsterdam, The Netherlands First* & senior** author in Lancet Oncology, 2016 paper on ONTIME results ONTIME participants in red (highest accruing sites in bold) Sites in Japan not included in this list April 2017

Key features of INSPIRE trial Targeted population of post-HMA patients Running in North America, Europe, Israel, Australia and Japan Primary endpoint is overall survival Entire trial (ITT analysis) after 176 death events have occurred If the ITT analysis is negative, a 2nd analysis of IPSS-R VHR subgroup is permitted Interim analysis planned ITT analysis after 88 death events First Patient Q4 15 Interim Analysis H2 17 Full Enrollment YE 17/Q1 18 Top-line Data H1 18 TIMELINES FOR DATA ANALYSIS FOR INSPIRE TRIAL Pg. 14 April 2017

MECHANISTIC RATIONALE FOR COMBINATION THERAPY WITH RIGOSERTIB + AZACITIDINE

Preclinical evidence supports synergism of rigosertib + azacitidine combination

Complexity of MDS
- Defined by IPSS-R categories
- Certain karyotypes
- Different types of mutations

DNA methylation changes
- Addressed by HMA inhibitors
- Early stage events

Signal transduction changes
- Later stage mutations
- May be addressed by rigosertib

Combination approach
- Addresses more molecular defects
- Potential for synergistic activity

AML Animal Model
Validation of combination approach


Combination approach
Block Ras pathway only
Block methylation only

Lu et al., 2016 *Cancer Cell*


Vector
HSPCs
In vivo leukemogenesis
Leukemia stem cells

April 2017 Pg. 15

Included a diverse patient population including HMA-naïve front-line patients HMA pre-treated second-line patients AML patients Phase 2 dose: 560 mg qAM, 280 mg qPM Oral rigosertib twice daily on Day 1-21 (28-day cycle) Azacitidine 75 mg/m2/day SC/IV for 7 days starting on Day 8 Analysis: CBC was performed weekly Bone marrow aspirate and/or biopsy obtained Baseline, on Day 29, and every 8 weeks thereafter Week 1 Oral Rigosertib Only Week 4 No Treatment Week 2 Oral Rigosertib + Azacitidine (75 mg/m2) Week 3 Oral Rigosertib Only COMBINATION THERAPY PHASE 1/2 TRIALS Combination oral Rigosertib + Azacitidine in MDS patients Pg. 16 April 2017

Response Criteria Response per IWG 2006 Overall evaluable (N=33) No prior HMA (N=20) HMA resistant (N=13) Complete Remission* 8 (24%) 7 (35%)** 1 (8%) Marrow CR + Hematologic Improvement (HI) 10 (30%) 6 (30%) 4 (31%) Marrow CR alone 6 (18%) 3 (15%) 3 (23%) Hematologic Improvement alone 1 (3%) 1 (5%) 0 Stable Disease 8 (24%) 3 (15%) 5 (38%) Overall IWG Response 25 (76%) 17 (85%) 8 (62%) Clinical Benefit Response 19 (58%) 14 (70%) 5 (38%) *All responders had CR and no PR was noted in this study EFFICACY RESULTS FOR COMBINATION TRIAL Pg. 17 April 2017

Key Parameters and Milestones for Oral Rigosertib + Azacitidine Phase 3 Program Phase 3 Design Randomized Controlled 1:1 randomization between Aza + placebo and Aza + oral rigosertib Patient Population First-line MDS Higher risk patients indicated for azacitidine (Vidaza) Primary Endpoint Composite Response Complete and Partial Remission per IWG 2006 criteria for MDS Regulatory Path To be explored Special Protocol Assessment (SPA), Fast-track etc. Protocol Details 2017 After regulatory discussions are completed NEXT STEPS FOR RIGOSERTIB + AZACITIDINE DEVELOPMENT Pg. 18 April 2017

RIGOSERTIB IS PARTNERED IN JAPAN/KOREA SINCE 2011 Pg. 19 Partnerships sought in other territories April 2017

ONCONOVA PRODUCT CANDIDATE PIPELINE

Not including Rigosertib

Partnerships sought for earlier stage programs

Compound	Target	Stage	Next Step	Competition	Patents
Briciclib	eIF4E (Cyclin D)	Phase I	Phase II Dose	4EGI-1	Issued US
Recilisib	GSK-3, Akt	Phase I	Primate efficacy	CBLB502	Issued WW
ON 123300*	CDK4/6; ARK5	Preclinical	Toxicology	Palbociclib	Issued US, EP
ON 150030*	FLT3 + Src	Preclinical	Animal studies	Dasatinib	In process
ON 1231320	PLK2	Formulation	Pre-IND	Volasertib	Issued
ON 108600	CK2	Formulation	Pre-IND	CX-4945	Issued
ON 146040	PI3K α/δ	Pre-clinical	Toxicology	IPI-145	In process

**New data presented at 2017 AACR conference*

Patent protected, differentiated small molecule compounds

April 2017

Pg. 20

MANAGEMENT TEAM



Ramesh Kumar, Ph.D.
President & CEO
Co-founder

- Bristol-Myers Squibb
- DNX
- Baxter
- Kimeragen
- Princeton University



Steven M. Fruchtman, M.D.
Chief Medical Officer

- Novartis
- Janssen
- Syndax
- Allos Therapeutics
- Spectrum Pharmaceuticals
- Mount Sinai



Mark Guerin
Chief Financial Officer

- Barrier Therapeutics
- Cardiokine
- PriceWaterhouseCooper

Manoj Maniar, Ph.D.	Senior VP, Product Development	Alcon, SRI
Wolfgang Meyer, Ph.D.	Sr. VP Regulatory Affairs GM, Onconova GmBh	Amgen, Micromet, GPC, Fujisawa
Michael Petrone, M.D.	VP Clin. Dev. Medical Affairs and Pharmacovigilance	GSK, Roberts, GPC

April 2017
Pg. 21

Advanced clinical trials Phase 3 underway (IV rigosertib) Phase 2 complete (Oral combination rigosertib) Funded to deliver key 2017 milestones Oral Phase 2 ready to enter Phase 3 trial in 2017 with additional funding IV Phase 3 interim analysis 2017; top-line data 2018 Underserved and growing market in MDS >10,000 patients diagnosed annually No new approved therapies in over 10 years Preclinical pipeline; additional business development opportunities Seasoned management team and board of directors SUMMARY Pg. 22 April 2017

ir@onconova.us Pg. 23 April 2017

BACK-UP SLIDES Pg. 24 April 2017

Michael B. Hoffman Chairman Partner, Riverstone Holdings LLC Henry S. Bienen Ph.D. Served as the 15th President of Northwestern University Jerome E. Groopman M.D. Chief of Experimental Medicine at the Beth Israel Deaconess Medical Center, Harvard Ramesh Kumar Ph.D. President and CEO, Onconova Therapeutics Inc., co-founder Viren Mehta Pharm.D. Managing Member of Mehta Partners E. Premkumar Reddy Ph.D. Co-founder, Lead Scientific Advisor Professor in the Department of Oncological Sciences & Department of Structural & Chemical Biology at the Mount Sinai School of Medicine James J. Marino, Esq. Former partner at Dechert LLP Jack Stover CEO, Interpace Diagnostics; former partner PwC BOARD OF DIRECTORS Pg. 25 April 2017

Ross C. Donehower, M.D. Johns Hopkins Sidney Kimmel Comprehensive Cancer Center James F. Holland, M.D. Mount Sinai School of Medicine Stephen Nimer, M.D. Sylvester Cancer Center at the University of Miami Hospitals and Clinics David R. Parkinson, M.D. Venture Partner at NEA Alan R. Williamson, Ph.D. Chairman Retired Merck and Glaxo pharmaceutical executive; former Abingworth Anna Marie Skalka, Ph.D. Fox Chase Cancer Center George F. VandeWoude, Ph.D. Van Andel Research Institute Peter K. Vogt, Ph.D. The Scripps Institute ADVISORY BOARD Pg. 26 April 2017

Risk Score Very low < 1.5 Low > 1.5 to 3.0 Intermediate > 3.0 to 4.5 High > 4.5 to 6.0 Very high > 6 Greenberg PL, et al. Blood. 2012;120:2454-2465. Prognostic Variable Prognostic Score Value 0 0.5 1.0 1.5 2.0 3.0 4.0 Cytogenetics Very good -- Good -- Intermediate Poor Very poor BM blast, % < 2 -- > 2 to < 5 -- 5-10 > 10 -- Hemoglobin, g/dL > 10 -- 8 to < 10 < 8 -- -- -- Platelets, x 109/L > 100 50 to < 100 < 50 -- -- -- -- ANC, x 109/L > 0.8 < 0.8 -- -- -- -- -- Slide credit: clinicaloptions.com REVISED IPSS: PROGNOSTIC SCORE VALUES AND RISK CATEGORIES/SCORES Pg. 27 April 2017

REVISED IPSS-R IN RELATION TO SURVIVAL Pg. 28 Greenberg et al. Blood 2012;120:2454-65 April 2017